NEWS RELEASE
Endeavour Re-iterates Santa Cruz Resource Estimate For Clarity Of Disclosure

August 25, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that after a review by the B.C. Securities Commission, the following reiteration of the Santa Cruz resource estimate previously released on May 10, 2005, and other comments, are intended to clarify the Company’s disclosures.

Watts, Griffis, McOuat (“WGM”) was retained by Endeavour to complete a review of the Santa Cruz mine resources as of February 28, 2005 (Endeavour’s fiscal year-end). Their report, entitled “A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanacevi Project, Durango State, Mexico” by Velasquez Spring, P.Eng., the Qualified Person from WGM, was dated May 5, amended and summarized in a news release May 10, and filed on SEDAR May 11, 2005.

WGM audited and validated the recent polygonal resource estimate by Endeavour mine personnel for the North Porvenir zone, as follows: North Porvenir Zone

Class	Tonnage (t)	Silver (gpt)	Gold (gpt)	Silver (oz.)	Ag Eq.(oz.)
Measured	18,700	698	1.2	420,000	463,000
Indicated	23,500	682	1.2	515,000	570,000
Inferred	245,700	486	1.2	3,839,000	4,408,000

In addition, there is an historic resource estimate by Industrias Penoles for the Deep Santa Cruz zone that could not be audited or validated, as follows: Deep Santa Cruz

Historic	229,000	525	1.2	3,866,000	4,396,000

The new North Porvenir resource is in compliance with NI 43-101 and was estimated using a 335 gpt Ag cutoff grade, a minimum 1.0 m mining width and a US $6.50 silver price. Twenty-one surface drill holes, five underground cross-cuts and 135 m of underground channel sampling within a 575 m strike length were utilized in the resource estimate but 155 m of that strike length were omitted as drilling is still in progress in these areas. The North Porvenir Zone remains open at depth and along strike.

The Deep Santa Cruz historic resource was calculated by Industrias Penoles in 1983 on the basis of 13 drill holes for which Endeavour has the pertinent drill maps, logs and

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assays. However, it predates the CIM resource reporting standards, Endeavour has not yet done the work necessary to verify the classification of the resource, the Company is not treating them as a NI 43-101 resource defined by a Qualified Person and therefore the historical estimate should not be relied upon. Endeavour confirms this historic resource estimate is relevant to its plans for the Santa Cruz mine property and has commenced drilling additional holes into the Deep Santa Cruz zone in order to confirm and expand the historic resource and bring it into compliance with NI 43-101.

Some of Endeavour’s recent public documents reported the historic Deep Santa Cruz resource as lumped together with the new North Porvenir resource. In addition, the North Porvenir inferred resource was lumped together with the measured and indicated resources. However, NI 43-101 requires each resource category to be shown separately. An investor presentation on the Company’s website states that the resource potential of the Santa Cruz property is up to 40 million oz silver. This assessment is conceptual in nature, exploration has only defined the resource outlined herein and there is no certainty a larger resource will be found. However, based on the known length, maximum depth, average thickness, density and grade of mineralization, the resource potential of the new North Porvenir zone can broadly be estimated as up to 600 m long x up to 480 m on the dip x 3 m thick x 2.75 sg x 500 gpt = 990 million grams = up to 31.8 million oz silver. A similar calculation for the Deep Santa Cruz zone shows its resource potential can broadly be estimated as up to 200 m long x up to 280 m on the dip x 4 m thick x 2.75 sg x 500 gpt = 308 million grams = up to 9.9 million oz silver. Five other prospective zones on the Santa Cruz property have not yet been quantified as to their resource potential.

The investor presentation also includes a goal of 3.6 million oz annual silver production by 2007. The current North Porvenir resource is not sufficient to support this objective. However, only 2.2 million oz of additional resources need to be found at Santa Cruz in order to achieve this goal. Furthermore, the investor presentation includes an estimate of 2005 profit margin per oz and total anticipated net cash flow. Because the Company has not yet published a preliminary economic assessment of the Guanacevi Project, it wishes to restate these as economic goals rather than forecasts.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the exploration, development and operation of the Guanacevi Project. Readers are urged to read the Cautionary Disclaimer regarding forward looking statements on the Company website, www.edrsilver.com.

Endeavour Silver Corp. (EDR : TSX-V) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website:  www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR